VIA EDGAR

March 17, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric McPhee
Isaac Esquivel
Stacie Gorman
Pam Long

Re: Texas Ventures Acquisition III Corp

Registration Statement on Form S-1

Filed February 7, 2025

File No. 333-284793

Ladies and Gentlemen:

Texas Ventures Acquisition III Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 25, 2025, relating to the Company’s Registration Statement on Form S-1, filed by the Company with the Commission on February 7, 2025. This letter will be filed concurrently with the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Registrant Statement on Form S-1

Cover page

1.	Regarding your new disclosures about the NMSI private placement warrants, we note that the warrant agreement does not contain the provision requiring the separate consent of a majority of NMSI holders to approve any forfeiture, transfer, exchange or amendment of such warrants in connection with a business combination. Please reconcile. Please also address whether such approval, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.

Response: The Company has updated the form warrant agreement as Exhibit 4.4, and Amendment No. 1 on cover page and pages 28, 67, 71, and 174 to include the required disclosures.

2.	Clarify when the NMSI private placement warrants will be purchased by the non-managing sponsor investors. Disclosure on the cover page suggests that this will take place simultaneously with the closing of the offering, however, disclosure on page 1 states that the NMSI private placement warrants will be distributed upon closing of your business combination. Also clarify whether the non-managing sponsor members will hold the NMSI private placement warrants directly, or whether they will be held through the sponsor. If the latter, please reconcile disclosure that the consent of non-managing sponsor members is required to approve forfeitures and other dispositions of the NMSI private placement warrants with disclosure on page 13 under “Sponsor Information” stating that non-managing sponsor investors will have no right to participate in any decision regarding the disposal of any security held by the sponsor.

Response: The Company respectfully submits that the NMSI private placement warrants will be purchased by the sponsor at the closing of the initial public offering and will be held by the sponsor until the closing of the business combination. The NMSI private placement warrants will be distributed to the non-managing sponsor investors following the business combination. To the extent non-managing sponsor investors purchase any NMSI private placement warrants at the closing of the initial public offering, such purchase will be carried out indirectly through the sponsor. The Company has revised the disclosures on cover page and pages 13, 23, 27, 67, 71, 120, 159, and 160 of Amendment No. 1.

3.	We note your disclosure that the conversion of NMSI private placement warrants to Class A shares may cause significant dilution to public shareholders when the market price of the Class A shares is low. Please add disclosure that this may also incentivize non-managing sponsor members to vote their public shares in favor of a business combination target that may decline in value and be unprofitable for public shareholders, given that non-managing sponsor members will be able to receive shares in exchange for warrants even when the warrants are out of the money.

Response: The Company has revised the disclosures on cover page and pages 28, 67, and 174 of Amendment No. 1.

Conflict of Interests, page 42

4.	We note your response to prior comment 3 and reissue in part. Please disclose how you intend to allocate opportunities among Texas Ventures and any new SPACs that they may form in the future.

Response: The Company has revised the disclosures on pages 12, 42, 80, 119, 124, and 155 of Amendment No. 1.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard I. Anslow at ranslow@egsllp.com and Lijia Sanchez at lsanchez@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,
Texas Ventures Acquisition III Corp

/s/ E. Scott Crist
E. Scott Crist, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP